Via Facsimile and U.S. Mail
Mail Stop 6010


July 12, 2005


Mr. Dennis W. Genge
Chief Financial Officer, Vice President
Novavax, Inc.
508 Lappa Road
Malvern, PA 19355

Re:	Novavax, Inc.
	Form 10-K/A for Fiscal Year Ended December 31, 2004
	Filed March 15, 2005
	File No.  000-26770

Dear Mr. Genge:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis

Liquidity and Capital Resources, page 29

1. Please tell us why interest payments on long-term debt are excluded from the contractual obligations and commitments table.
Please refer to section IV of Financial Reporting Release 72.

Notes to Consolidated Financial Statements

Note 4.  Product Agreements and Acquisitions, page F-15

2. Please provide us with the detailed calculation supporting the $2,514,000 intangible asset recorded. In addition tell us how this amount qualifies as an intangible asset. Please include the specific authoritative literature used in arriving at your conclusions.

Note 6.  Supplemental Financial Data

Sales Return and Rebate Allowances, page F-17

3. We note that your roll-forwards of the sales return and rebate allowances do not segregate the provision related to sales made in the current period from the provision related to sales made in prior periods. Please tell us the amounts for each period. If you are unable to distinguish activity between prior and current year sales, please tell us how you can determine for any period-end, that the financial statements are fairly stated, that no material errors were made and that you can reasonably estimate these deductions.
Please
refer to paragraphs 6 and 8 from SFAS 48 and SAB Topic
13(A)(4)(b).

*    *    *    *

      Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your supplemental responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Dennis W. Genge
Novavax, Inc.
July 12, 2005
Page 3